UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

BIODEL INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

09064M105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09064M105	Page 2 of 11

1.	Name of Reporting Persons Venrock Healthcare Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 445,900[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 445,900[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,900[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bong Koh are members of a group for purposes of this Schedule 13G/A.
[2]

Consists of warrants to purchase 376,946 shares of common stock owned by Venrock Healthcare Capital Partners, L.P., and warrants to purchase 68,954 shares of common stock owned by VHCP Co-Investment Holdings, LLC.

[3]

This percentage is calculated based upon the sum of (i) 23,445,600 shares of the Issuer’s common stock outstanding as of November 28, 2014, as set forth in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on December 19, 2014 and (ii) 445,900 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 09064M105	Page 3 of 11

1.	Name of Reporting Persons VHCP Co-Investment Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 445,900[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 445,900[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,900[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]	Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bong Koh are members of a group for purposes of this Schedule 13G/A.
[2]

Consists of warrants to purchase 376,946 shares of common stock owned by Venrock Healthcare Capital Partners, L.P., and warrants to purchase 68,954 shares of common stock owned by VHCP Co-Investment Holdings, LLC.

[3]

This percentage is calculated based upon the sum of (i) 23,445,600 shares of the Issuer’s common stock outstanding as of November 28, 2014, as set forth in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on December 19, 2014 and (ii) 445,900 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 09064M105	Page 4 of 11

1.	Name of Reporting Persons VHCP Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 445,900[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 445,900[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,900[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]	Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bong Koh are members of a group for purposes of this Schedule 13G/A.
[2]

Consists of warrants to purchase 376,946 shares of common stock owned by Venrock Healthcare Capital Partners, L.P., and warrants to purchase 68,954 shares of common stock owned by VHCP Co-Investment Holdings, LLC.

[3]

This percentage is calculated based upon the sum of (i) 23,445,600 shares of the Issuer’s common stock outstanding as of November 28, 2014, as set forth in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on December 19, 2014 and (ii) 445,900 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 09064M105	Page 5 of 11

1.	Name of Reporting Persons Hove, Anders
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 445,900[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 445,900[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,900[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]	Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bong Koh are members of a group for purposes of this Schedule 13G/A.
[2]

Consists of warrants to purchase 376,946 shares of common stock owned by Venrock Healthcare Capital Partners, L.P., and warrants to purchase 68,954 shares of common stock owned by VHCP Co-Investment Holdings, LLC.

[3]

This percentage is calculated based upon the sum of (i) 23,445,600 shares of the Issuer’s common stock outstanding as of November 28, 2014, as set forth in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on December 19, 2014 and (ii) 445,900 shares of common stock underlying warrants owned by the Reporting Persons.

CUSIP No. 09064M105	Page 6 of 11

1.	Name of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 445,900[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 445,900[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,900[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]	Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, VHCP Management, LLC, Anders Hove and Bong Koh are members of a group for purposes of this Schedule 13G/A.
[2]

Consists of warrants to purchase 376,946 shares of common stock owned by Venrock Healthcare Capital Partners, L.P., and warrants to purchase 68,954 shares of common stock owned by VHCP Co-Investment Holdings, LLC.

[3]

This percentage is calculated based upon the sum of (i) 23,445,600 shares of the Issuer’s common stock outstanding as of November 28, 2014, as set forth in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on December 19, 2014 and (ii) 445,900 shares of common stock underlying warrants owned by the Reporting Persons.

Introductory Note: This Amendment to Schedule 13G is filed on behalf of Venrock Healthcare Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP LP”), VHCP Co-Investment Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment”), VHCP Management, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management” and collectively with VHCP LP and VHCP Co-Investment, the “Venrock Entities”), Anders Hove and Bong Koh in respect of shares of common stock of Biodel Inc.

Item 1.

(a)	Name of Issuer

Biodel Inc.

(b)	Address of Issuer’s Principal Executive Offices

100 Saw Mill Road

Danbury, Connecticut 06810

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners, L.P.

VHCP Co-Investment Holdings, LLC

VHCP Management, LLC

Anders Hove

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:	Cambridge Office:

530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway
22nd Floor	Palo Alto, CA 94304	Suite 100
New York, NY 10036		Cambridge, MA 02142

(c)	Citizenship

Each of Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC and VHCP Management, LLC was organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

09064M105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2014:

Venrock Healthcare Capital Partners, L.P.	445,900	(1)
VHCP Co-Investment Holdings, LLC	445,900	(1)
VHCP Management, LLC	445,900	(1)
Anders Hove	445,900	(1)
Bong Koh	445,900	(1)

(b)	Percent of Class as of December 31, 2014:

Venrock Healthcare Capital Partners, L.P.	1.9%
VHCP Co-Investment Holdings, LLC	1.9%
VHCP Management, LLC	1.9%
Anders Hove	1.9%
Bong Koh	1.9%

(c)	Number of shares as to which the person has, as of December 31, 2014:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	0
VHCP Co-Investment Holdings, LLC	0
VHCP Management, LLC	0
Anders Hove	0
Bong Koh	0

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	445,900	(1)
VHCP Co-Investment Holdings, LLC	445,900	(1)
VHCP Management, LLC	445,900	(1)
Anders Hove	445,900	(1)
Bong Koh	445,900	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	0
VHCP Co-Investment Holdings, LLC	0
VHCP Management, LLC	0
Anders Hove	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	445,900	(1)
VHCP Co-Investment Holdings, LLC	445,900	(1)
VHCP Management, LLC	445,900	(1)
Anders Hove	445,900	(1)
Bong Koh	445,900	(1)

(1)	These shares are owned directly as follows: warrants to purchase 376,946 shares of common stock are owned by Venrock Healthcare Capital Partners, L.P., and warrants to purchase 68,954 shares of common stock are owned by VHCP Co-Investment Holdings, LLC. VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of VHCP Co-Investment Holdings, LLC. Messrs. Hove and Koh are the managing members of VHCP Management, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Venrock Healthcare Capital Partners, L.P.		VHCP Co-Investment Holdings, LLC

By:	VHCP Management, LLC,	By:	VHCP Management, LLC,
	its General Partner		its Manager

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
	Name: David L. Stepp		Name: David L. Stepp
	Title: Authorized Signatory		Title: Authorized Signatory

VHCP Management, LLC

By:	/s/ David L. Stepp
Name: David L. Stepp
Title: Authorized Signatory

/s/ David L. Stepp, as attorney-in-fact
Anders Hove

/s/ David L. Stepp, as attorney-in-fact
Bong Koh

EXHIBITS

A:	Joint Filing Agreement

B:	Power of Attorney for Anders Hove (Incorporated by reference from Exhibit B to Schedule 13G filed on July 6, 2012.)

C:	Power of Attorney for Bong Koh

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Biodel Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February, 2015.

Venrock Healthcare Capital Partners, L.P.		VHCP Co-Investment Holdings, LLC

By:	VHCP Management, LLC,	By:	VHCP Management, LLC,
	its General Partner		its Manager

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
	Name: David L. Stepp		Name: David L. Stepp
	Title: Authorized Signatory		Title: Authorized Signatory

VHCP Management, LLC

By:	/s/ David L. Stepp
Name: David L. Stepp
Title: Authorized Signatory

/s/ David L. Stepp, as attorney-in-fact
Anders Hove

/s/ David L. Stepp, as attorney-in-fact
Bong Koh

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Lisa Harris, Sherman G. Souther, Jr. and David L. Stepp, signing individually, the undersigned’s true and lawful attorney-in fact and agent to:

(i)	prepare, execute and file, for and on behalf of the undersigned, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation (a) any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D and Schedule 13G (or any successor schedules or forms adopted under the Exchange Act) and any amendments thereto in accordance with Section 13 of the Exchange Act and the rules thereunder, and (b) Forms 3, 4 and 5 and any amendments thereto in accordance with Section 16(a) of the Exchange Act and the rules thereunder; and

(ii)	take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is Venrock assuming, any of the undersigned’s responsibilities to comply with the Exchange Act, including without limitation Sections 13 and 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by a company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact or (c) until such attorney-in-fact shall no longer be employed by Venrock.

IN WITNESS WHEREOF, the undersigned has cause this Power of Attorney to be executed as of this 26th day of January, 2015.

/s/ Bong Koh
Bong Koh